

Mail Stop 3628

March 17, 2009

By Facsimile and U.S. Mail

Robert Whalen, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109

> **Re:** **Mac-Gray Corporation**
> **Schedule 14A**
> **Filed March 11, 2009**
> **File No. 1-13495**

Dear Mr. Whalen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Please revise to include a background discussion of the contacts between the Fairview Capital group of investors and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the Fairview Capital group and the material details of any discussions or correspondence.

2. Please revise to fill-in the estimated costs of the solicitation.

Voting Securities of the Company, page 2

3. Please disclose whether abstentions and broker non-votes will be counted for approval. Refer to Item 21(b) of Schedule 14A.

Proposal 1; Election of Directors, page 3

4. Please revise to state whether the nominees have consented to being named in the proxy statement. Refer to Rule 14a-4(d)(4).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions